Shareholder Meeting Results

A Special Meeting of Shareholders (the “Meeting”) of William Blair Funds (the “Trust”) was held on August 2, 2012 in the 2nd Floor Conference Room at 222 West Adams Street, Chicago, Illinois 60606. At the Meeting, the following matter was voted upon by shareholders (the resulting votes are presented below).

1. Election of Trustees to the Board of Trustees of the Trust. (“Number of Votes” represents all series of the Trust.)

	Number of Votes: Trustee For	Withhold
Vann A. Avedisian	1,644,687,158.154	12,090,164.011
Phillip O. Peterson	1,644,159,693.572	12,617,628.593
Lisa A. Pollina*	1,644,478,204.339	12,299,117.826
Donald J. Reaves	1,642,694,755.277	14,082,566.888
Donald L. Seeley	1,644,312,102.168	12,465,219.997
Michelle R. Seitz	1,640,209,136.710	16,568,185.455
Thomas J. Skelly	1,643,851,882.961	12,925,439.204
Richard W. Smirl	1,640,721,918.768	16,055,403.397

*	Ms. Pollina resigned from the Board of Trustees on October 23, 2012.